NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

940-367-6154

May 20, 2022

Cheryl Brown

Law Clerk

Office of Energy and Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Principal Solar, Inc.
Amendment No. 1 to
Offering Statement on Form 1-A
Filed May 2, 2022
Commission File No. 024-11809

Dear Ms. Brown:

This is in response to the letter of comment of the Staff dated May 9, 2022, relating to the captioned Offering Statement on Form 1-A of Principal Solar, Inc. (the “Company”). The comment of the Staff is addressed below:

Amendment No. 1 to Offering Statement on Form 1-A

General

1.	It appears that you are seeking to register the primary issuance of shares of common stock underlying $641,060 in principal and interest of outstanding convertible promissory notes issued to investors in a private placement. Please provide your analysis as to why you believe you are eligible to register the primary issuance of these underlying common shares to private placement purchasers as these shares appear to have been offered privately. Alternatively, please revise your offering statement to indicate that the offering statement does not cover the offer and sale of these underlying securities. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretations 103.04 and 239.15.

Please be advised that the common stock underlying the $641,060 in principal and interest of outstanding convertible promissory notes has been removed from the filing, such that all Company Offered Shares will be offered and sold for cash.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company’s responses.

We believe the Company’s Offering Statement is now in order for Qualification.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By:/s/ Eric Newlan
Eric Newlan
Managing Member

cc: Principal Solar, Inc.